Exhibit 12.1

U.S. Concrete, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Year ended December 31,									Three months ended March 31,
	1999		2000		2001		2002(1)	2003		2003(1)	2004(1)(2)
Earnings before fixed charges:
Income (loss) before income taxes and cumulative effect of accounting change	$15,848		$28,610		$17,203		$(3,430)	$15,577		$(6,847)	$(35,656)
Interest expense	1,708		14,095		19,386		17,127	16,855		4,189	3,967
Interest portion of rentals	671		1,822		3,700		4,113	4,210		984	1,108

	$18,227		$44,527		$40,289		$17,810	$36,642		$(1,674)	$(30,581)

Fixed charges:
Interest expense	$1,708		$14,095		$19,386		$17,127	$16,855		$4,189	$3,967
Capitalized interest	24		—		—		—	—		—	—
Interest portion of rentals	671		1,822		3,700		4,113	4,210		984	1,108

	$2,403		$15,917		$23,086		$21,240	$21,065		$5,173	5,075

Ratio of earnings to fixed charges	7.6	x	2.8	x	1.7	x	n/a	1.7	x	n/a	n/a

Fixed charges in excess of earnings	—		—		—		3,430	—		6,847	35,656

(1)	Earnings in 2002, the three months ended March 31, 2003, and the three months ended March 31, 2004 were insufficient to cover fixed charges by approximately $3.4 million, $6.8 million and $35.7 million respectively.
(2)	During the three months ended March 31, 2004, as a result of the March 2004 refinancing, we recognized an ordinary loss on early extinguishment of debt of $28.8 million, which consisted of $25.9 million in premium payments to holders of the subordinated notes we prepaid and a write-off of $2.9 million of debt issuance costs associated with all the debt paid.